

January 10, 2011

Mr. A. Mark Zeffiro
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

    RE: **TriMas Corp**
             Form 10-K for the Year Ended December 31, 2009
             Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
             September 30, 2010
             Definitive Proxy filed on April 5, 2010
             File No. 1-10716

Dear Mr. Zeffiro:

We have reviewed your response letter dated December 29, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements

19. Segment Information, page 100

1. We have read your response to comment two from our letter dated December 3, 2010. We believe your Lamons and Arrow operating segments do not meet the criteria in ASC 280-10-50-11 to be aggregated into the same reportable segment. We also believe your Cequent Australia operating segment does not meet the criteria to be aggregated into the same reportable segment with your Cequent Performance Products and Cequent Consumer Products operating segments. Please revise your segment presentation accordingly. Please show us

supplementally what your revised segment presentation and segment MD&A will look like. If the quantitative thresholds in ASC 280-10-50-12 were not met and you determine either operating segment (Arrow or Cequent Australia) will not be presented as a separate reportable segment, please also supplementally explain how you considered the following:

- Whether the operating segment would also not have met the quantitative thresholds in each prior period presented in your financial statements;
- Whether management views the operating segment as a key component of your business; and
- Whether management expects the operating segment to meet the quantitative thresholds in future periods.

Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief